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                                                                   Exhibit 99.21


                          SECURITIES PURCHASE AGREEMENT

     This Securities Purchase Agreement (this "Agreement") is dated as of March 28, 2005 among Points International Ltd., a Canadian corporation (the "Company"), and each purchaser identified on the signature pages hereto (each, including its successors and assigns, a "Purchaser" and collectively the "Purchasers").

     WHEREAS, subject to the terms and conditions set forth in this Agreement, the Company desires to issue and sell to each Purchaser, and each Purchaser, severally and not jointly, desires to purchase from the Company, securities of the Company as more fully described in this Agreement.

     NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser agree as follows:

                                   ARTICLE I.
                                   DEFINITIONS

     1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, the following terms have the meanings indicated in this Section 1.1:

          "1933 Act" means the Securities Act of 1933, as amended.

          "Accredited Investor" means an investor that meets or exceeds the criteria established in either Rule 501(a) of Regulation D promulgated under the 1933 Act or in Section 1.1 of OSC Rule 45-501.

          "Action" shall have the meaning ascribed to such term in Section
     3.1(j).

          "Affiliate" means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 144 under the 1933 Act. With respect to a Purchaser, any investment fund or managed account that is managed on a discretionary basis by the same investment manager as such Purchaser will be deemed to be an Affiliate of such Purchaser.

          "Canadian Securities Laws" means the Securities Act (Ontario), the Securities Act (Alberta) and the Securities Act (British Columbia), all rules, regulations and policies promulgated thereunder or otherwise adopted from time to time by any Commission or other authority having jurisdiction, and the rules and policies of the TSX.

          "Closing" means the closing of the purchase and sale of the Shares pursuant to Section 2.1.

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          "Closing Date" means the Trading Day when all of the Transaction
     Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchasers' obligations to pay the Subscription Amount and (ii) the Company's obligations to deliver the Shares have been satisfied or waived.

          "Commission" means any or all of the OSC, the British Columbia Securities Commission and the Alberta Securities Commission, as the context may require.

          "Common Stock" means the common shares in the capital of the Company, and any other class of securities into which such securities may hereafter have been reclassified or changed into.

          "Common Stock Equivalents" means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including without limitation, any debt, preferred stock, rights, put rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

          "Company Counsel" means Davies Ward Phillips & Vineberg LLP.

          "Continuous Disclosure Reports" shall have the meaning ascribed to such term in Section 3.1(h) hereof.

          "Contractual Approvals" means the approvals specified in schedule 3.1(e) of the Disclosure Schedules.

          "Disclosure Schedules" shall have the meaning ascribed to such term in
     Section 3.1.

          "Escrow Agent" means Wells Fargo Bank, N.A.

          "Escrow Agreement" means the Escrow Agreement among the Company, Wells Fargo bank, N.A. and each Purchaser, in the form of Exhibit C hereto.

          "Evaluation Date" shall have the meaning ascribed to such term in
     Section 3.1(r).

          "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

          "Exempt Issuance" means the issuance of (a) shares of Common Stock or options to employees, officers or directors of the Company pursuant to the Company's existing stock option plan or any stock or option plan duly adopted after the date hereof by a majority of the non-employee members of the Board of Directors of the Company or a majority of the members of a committee of non-employee directors established for such purpose, (b) securities upon the exercise of or conversion of any Common Stock Equivalents issued and outstanding on the date of this Agreement, provided that such securities have not been amended since the date of this Agreement to increase the number


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     of such securities or to decrease the exercise or conversion price of any such securities, or issued in connection with the transactions contemplated hereby, or upon the exercise of any Common Stock Equivalent issued as an otherwise Exempt Issuance, (c) up to 400,000 shares of Common Stock or Common Stock Equivalents issued to consultants or other advisors to the Company, and any Common Stock Equivalents (and shares of Common Stock issued to Merriman Curhan Ford & Co., (d) securities issued pursuant to acquisitions or strategic transactions, provided any such issuance shall only be to a Person which is, itself or through its subsidiaries, an operating company in a business synergistic with the business of the Company and in which the Company receives benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities, (e) shares of Common Stock or Common Stock Equivalents issued in connection with the acquisition or extinguishment of rights of Persons to acquire shares of Points.com, Inc., and (f) one Series Four Preferred share in the capital of the Company to InterActive Corp. or an Affiliate thereof.

          "FW" means Feldman Weinstein LLP with offices at 420 Lexington Avenue, Suite 2620, New York, New York 10170-0002.

          "GAAP" shall have the meaning ascribed to such term in Section 3.1(h).

          "Intellectual Property Rights" shall have the meaning ascribed to such term in Section 3.1(o).

          "Legend Removal Date" shall have the meaning ascribed to such term in
     Section 4.1(c).

          "Liens" means a lien, charge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

          "Material Adverse Effect" shall have the meaning assigned to such term in Section 3.1(b).

          "Material Permits" shall have the meaning ascribed to such term in
     Section 3.1(m).

          "MI 45-102" means Multilateral Instrument 45-102, Resale of Securities, adopted by the Canadian Securities Administrators effective March 30, 2004, as such Instrument may be amended from time to time, or any similar instrument, rule or regulation hereafter adopted by any Commission having substantially the same effect as such instrument.

          "MI 52-109" means Multilateral Instrument 52-109, Certification of Disclosure in Issuer's Annual and Interim Filings, adopted by the Canadian Securities Administrators and effective March 30, 2004, as such Instrument may be amended from time to time, or


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     any similar instrument, rule or regulation hereafter adopted by any
     Commission having substantially the same effect as such instrument.

          "NI 51-102" means National Instrument 51-102, Continuous Disclosure Obligations, adopted by the Canadian Securities Administrators and effective March 30, 2004, as such Instrument may be amended from time to time, or any similar instrument, rule or regulation hereafter adopted by any Commission having substantially the same effect as such instrument.

          "OSC" means the Ontario Securities Commission.

          "OSC 45-501" means OSC Rule 45-501, Exempt Distributions, adopted by the OSC effective January 12, 2004, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the OSC having substantially the same effect as such Rule.

          "Person" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

          "Per Share Purchase Price" equals 82% of the "market price" of the common shares of the Company as defined in section 601 of the TSX Company Manual and the "relevant date" for such purpose shall be the date of this Agreement, subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the date of this Agreement and prior to the Closing Date. Notwithstanding anything herein to the contrary, the Per Share Purchase Price shall not be less than U.S $0.50.

          "Placement Agent " means Merriman Curhan Ford & Co.

          "Proceeding" means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

          "Required Approvals" shall have the meaning ascribed to such term in
     Section 3.1(e).

          "Rule 144" means Rule 144 promulgated by the SEC pursuant to the 1933 Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such Rule.

          "SEC " means the Securities and Exchange Commission.

          "Securities Act (Ontario)" means the Securities Act (Ontario) R.S.O. 1990, Chapter S.5.


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          "SEDAR" means the System for Electronic Document Analysis and
     Retrieval developed by the Canadian Securities Administrators.

          "Shares" means the shares of Common Stock issued or issuable to each Purchaser pursuant to this Agreement.

          "Short Sales" shall include all "short sales" as defined in Rule 200 of Regulation SHO under the Exchange Act.

          "Subscription Amount" means, as to each Purchaser, the aggregate amount to be paid for Shares purchased hereunder which shall equal the product of the Per Share Purchase Price and the number of Shares to be purchased by the Purchaser as specified below such Purchaser's name on the signature page of this Agreement as accepted by the Company, in Canadian Dollars and in immediately available funds.

          "Subsidiary" means any subsidiary of the Company as set forth on
     Schedule 3.1(a).

          "Trading Day" means a day on which the Common Stock is traded on a Trading Market.

          "Trading Market" means the TSX.

          "Transaction Documents" means this Agreement and any other documents or agreements executed in connection with the transactions contemplated hereunder.

          "TSX" means the Toronto Stock Exchange.

          "TSX Company Manual" means the Toronto Stock Exchange Company Manual.

          "VWAP" means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the Trading Market on which the Common Stock is then listed or quoted as reported by the TSX (based on a Trading Day from 9:30 a.m. Eastern Time to 4:00 p.m. Eastern Time); (b) if the Common Stock is not then listed or quoted on a Trading Market and if prices for the Common Stock are then quoted on the OTC Bulletin Board, the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the OTC Bulletin Board;
     (c) if the Common Stock is not then listed or quoted on the OTC Bulletin Board and if prices for the Common Stock are then reported in the "Pink Sheets" published by the Pink Sheets, LLC (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported; or (d) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the Purchasers and reasonably acceptable to the Company.


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                                   ARTICLE II.
                                PURCHASE AND SALE

     2.1 Closing. On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and each Purchaser agrees to purchase, on the Closing Date, that number of Shares specified on its signature page as accepted by the Company. Prior to the Closing Date, each Purchaser shall deliver to the Escrow Agent, for redelivery to the Company at Closing, via wire transfer or a certified check immediately available funds equal to their Subscription Amount. On the Closing Date, the Company shall deliver to each Purchaser their respective Shares and the other items set forth in Section 2.2 issuable at the Closing. Upon satisfaction of the conditions set forth in Sections 2.2 and 2.3, the Closing shall occur at the Toronto offices of Davies Ward Phillips & Vineberg or such other location as the parties shall mutually agree.

     2.2 Deliveries.

          a) On the Closing Date, the Company shall deliver or cause to be delivered to each Purchaser the following:

               (i)  this Agreement duly executed by the Company;

               (ii) a copy of the irrevocable instructions to the Company's transfer agent instructing the transfer agent to deliver, on an expedited basis, a certificate evidencing that number of Shares specified on its signature page as accepted by the Company, registered in the name of such Purchaser; and

               (iii) a legal opinion of Company Counsel, in the form of Exhibit
                    A attached hereto.

          b) On the Closing Date, each Purchaser shall deliver or cause to be delivered to the Company by the Escrow Agent the following:

               (i)  this Agreement duly executed by such Purchaser;

               (ii) such Purchaser's Subscription Amount by wire transfer to the account as specified in writing by the Company; and

               (iii) an Accredited Investor Questionnaire in the form of Exhibit
                    B attached hereto, duly completed and executed by such Purchaser.

     2.3 Closing Conditions.

          a) The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

               (i) the accuracy in all material respects when made and on the Closing


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                    Date of the representations and warranties of the Purchasers contained herein;

               (ii) all obligations, covenants and agreements of the Purchasers required to be performed at or prior to the Closing Date shall have been performed;

               (iii) the delivery by the Purchasers of the items set forth in
                    Section 2.2(b) of this Agreement;

               (iv) the Company shall have obtained conditional TSX approval of the transactions contemplated in this Agreement and the Company shall have complied with all of the conditions set forth in the conditional acceptance letter of the TSX; and

               (v) from the date hereof to the Closing Date, trading in the Common Stock shall not have been suspended by the OSC or the TSX (except for any suspension of trading of limited duration agreed to by the Company, which suspension shall be terminated prior to the Closing).

          b) The respective obligations of the Purchasers hereunder in connection with the Closing are subject to the following conditions being met:

               (i) the accuracy in all material respects on the Closing Date of the representations and warranties of the Company contained herein;

               (ii) all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed;

               (iii) the delivery by the Company of the items set forth in
                    Section 2.2(a) of this Agreement;

               (iv) there shall have been no Material Adverse Effect with respect to the Company since the date hereof;

               (v) the Company shall have obtained conditional TSX approval of the transactions contemplated in this Agreement and the Company shall have complied with all of the conditions set forth in the conditional acceptance letter of the TSX;

               (vi) the sale of Debentures and Preferred Stock of the Company from CIBC Capital Partners ("CIBC") by the Purchasers pursuant to that certain Debenture and Preferred Stock Purchase Agreement of even date herewith by and among the Purchasers, CIBC and the


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                    Company, shall be consummated simultaneously with the
                    Closing; and

               (vii) from the date hereof to the Closing Date, trading in the
                    Common Stock shall not have been suspended by the OSC or the TSX (except for any suspension of trading of limited duration agreed to by the Company, which suspension shall be terminated prior to the Closing), and, at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg Financial Markets shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the OSC or Canadian Securities Administrators nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of each Purchaser, makes it impracticable or inadvisable to purchase the Shares at the Closing.

                                  ARTICLE III.
                         REPRESENTATIONS AND WARRANTIES

     3.1 Representations and Warranties of the Company. Except as set forth under the corresponding section of the disclosure schedules delivered to the Purchasers concurrently herewith (the "Disclosure Schedules") which Disclosure Schedules shall be deemed a part hereof, the Company hereby makes the representations and warranties set forth below to each Purchaser.

          (a) Subsidiaries. All of the direct and indirect subsidiaries of the Company are set forth on Schedule 3.1(a). Except as set forth on Schedule 3.1(a), the Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary free and clear of any Liens, and all the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

          (b) Organization and Qualification. The Company and each of the Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (as applicable), with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation or default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary,


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     except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the results of operations, assets, business or financial condition of the Company and the Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company's ability to perform in any material respect on a timely basis its obligations under any Transaction Document (any of (i), (ii) or (iii), a "Material Adverse Effect") and no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

          (c) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents and otherwise to carry out its obligations thereunder. The execution and delivery of each of the Transaction Documents by the Company and the consummation by it of the transactions contemplated thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company in connection therewith other than in connection with the Required Approvals. Each Transaction Document to which it is a party has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

          (d) No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the other transactions contemplated thereby do not and will not: (i) conflict with or violate any provision of the Company's or any Subsidiary's certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) subject to the Required Approvals, conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal, provincial and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as would not have or reasonably be expected to result in a Material Adverse Effect.


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          (e) Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, provincial, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than (i) filings required pursuant to
     Section 4.4, (ii) the notice and/or application(s) to each applicable Trading Market for the issuance and sale of the Shares and the listing of the Shares for trading thereon in the time and manner required thereby,
     (iii) the Contractual Approvals set forth on Schedule 3.1(e) and (iv) the filing of Form D with the SEC and such filings as are required to be made under applicable provincial and state securities laws (collectively, the "Required Approvals").

          (f) Issuance of the Shares. The Shares are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents or imposed by applicable law. Except as set forth on Schedule 3.1(f), in the last six months, the Company has not, and to the knowledge of the Company, no Affiliate of the Company has sold, offered for sale or solicited offers to buy any security (as defined in the 1933 Act or any of the Canadian Securities Laws) of the Company that would be integrated, as contemplated by Rule 502(a) of Regulation D promulgated under the 1933 Act, with the offer or sale of the Shares in a manner that would require the registration under the 1933 Act of the sale of the Shares to the Purchasers, or that would be integrated with the offer or sale of the Shares for purposes of the rules and regulations of any Trading Market.

          (g) Capitalization. Except as disclosed in Schedule 3.1(g), the capitalization of the Company is as described in the Company's most recent periodic financial report filed on SEDAR. The Company has not issued any capital stock subsequent to such filing other than pursuant to the exercise of employee stock options under the Company's stock option plans and pursuant to the conversion or exercise of outstanding Common Stock Equivalents. Except as set forth on Schedule 3.1(g), no Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. Except as set forth on Schedule 3.1(g) or as a result of the purchase and sale of the Shares, there are no outstanding options, warrants, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Common Stock or Common Stock Equivalents. Except as set forth on Schedule 3.1(g), the issuance and sale of the Shares will not obligate the Company to issue shares of Common Stock or other securities to any Person (other than the Purchasers) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under such securities. All of the outstanding shares of capital stock of the Company are validly issued, fully paid and nonassessable, have been issued


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     in compliance with all applicable Canadian Securities Laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. Except for the Required Approvals, no further approval or authorization of any stockholder, the Board of Directors of the Company or others is required for the issuance and sale of the Shares. Except as set forth on Schedule 3.1(g) there are no stockholders agreements, voting agreements or other similar agreements with respect to the Company's capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company's stockholders.

          (h) Continuous Disclosure Reports; Financial Statements. Except as set forth on Schedule 3.1(h), the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it under the Canadian Securities Laws, for the two years preceding the date hereof (or such shorter period as the Company was required by law to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the "Continuous Disclosure Reports") on a timely basis or has received a valid extension of such time of filing and has filed any such Continuous Disclosure Reports prior to the expiration of any such extension. As of their respective dates, the Continuous Disclosure Reports complied in all material respects with the requirements of the Canadian Securities Laws, and none of the Continuous Disclosure Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Continuous Disclosure Reports comply in all material respects with applicable Canadian accounting requirements and the Canadian Securities Laws with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis during the periods involved ("GAAP"), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

          (i) Material Changes. Except as set forth on Schedule 3.1(i), since the date of the latest audited financial statements included within the Continuous Disclosure Reports, except as specifically disclosed in the Continuous Disclosure Reports, (i) there has been no event, occurrence or development that has had or, in the opinion of the Company, that would reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company's financial statements pursuant to GAAP or required to be disclosed in filings made or required to be made pursuant to the Canadian Securities Laws, (iii) the Company has not altered its


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     method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company stock option plans and put rights. The Company does not have pending before any Commission any request for confidential treatment of information.

          (j) Litigation. There is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, provincial, county, local or foreign) or the TSX (collectively, an "Action") which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Shares or (ii) could, if there were an unfavorable decision, have or reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any Subsidiary, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal, provincial or state securities laws or a claim of breach of fiduciary duty. There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by a Commission involving the Company or any current or former director or officer of the Company. No Commission has issued any stop order, cease trade or other order suspending the effectiveness of any document filed by the Company or any Subsidiary pursuant to any of the Canadian Securities Laws.

          (k) Labor Relations. No material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company which would reasonably be expected to result in a Material Adverse Effect.

          (l) Compliance. To the knowledge of the Company, neither the Company nor any Subsidiary (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any order of any court, arbitrator or governmental body, or (iii) is or has been in violation of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, state, provincial and local laws applicable to its business except in each case as would not have a Material Adverse Effect.

          (m) Regulatory Permits. The Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, provincial, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the Continuous Disclosure Reports, except where the failure to possess such permits would not have or reasonably be expected to result in a Material Adverse Effect ("Material Permits"), and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

          (n) Title to Assets. Except as set forth on Schedule 3.1(n), the Company and the Subsidiaries have good and marketable title in fee simple to all real property owned by them that is material to the business of the Company and the Subsidiaries and good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries and Liens for the payment of federal, state, provincial or other taxes, the payment of which is neither delinquent nor subject to penalties. Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases of which the Company and the Subsidiaries are in compliance.

          (o) Patents and Trademarks. The Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, licenses and other similar rights necessary or material for use in connection with their respective businesses as described in the Continuous Disclosure Reports and which the failure to so have would have a Material Adverse Effect (collectively, the "Intellectual Property Rights"). Except as set forth on
     Schedule 3.1(o), neither the Company nor any Subsidiary has received a written notice that the Intellectual Property Rights used by the Company or any Subsidiary violates or infringes upon the rights of any Person. To the knowledge of the Company, all such Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights of others.

          (p) Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged. To the best of Company's knowledge, such insurance contracts and policies are accurate and complete. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business.

          (q) Transactions With Affiliates and Employees. Except as set forth in the Continuous Disclosure Reports, none of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is presently a party to any material transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, in each case in excess of CDN$60,000 other than (i) for payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) for other employee benefits, including put rights and stock option agreements under any stock option plan of the Company and any Subsidiary.

          (r) Securities Laws; Disclosure Controls and Procedures. The Company is in material compliance with all provisions of the Canadian Securities Laws which are applicable to it as of the Closing Date. The Company has established disclosure controls and procedures (as defined in MI 52-109) for the Company and designed such disclosure controls and procedures to ensure that material information relating to the Company, including its Subsidiaries, is made known to the certifying officers by others within those entities, particularly during the period in which the Company's most recently filed periodic financial report under the Canadian Securities Laws, as the case may be, is being prepared. The Company's certifying officers have evaluated the effectiveness of the Company's disclosure controls and procedures as of the date prior to the filing date of the most recently filed periodic financial report under the Canadian Securities Laws (such date, the "Evaluation Date"). The Company presented in its most recently filed periodic financial report under the Canadian Securities Laws the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no significant changes in the Company's disclosure controls and procedures or, to the Company's knowledge, in other factors that could significantly affect the Company's disclosure controls and procedures.

          (s) Certain Fees. Except as set forth on Schedule 3.1(s), no brokerage or finder's fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by this Agreement.

          (t) Private Placement. Assuming the accuracy of and based on the Purchasers representations and warranties set forth in Section 3.2, and the agreements set forth in Section 4.1, and that the offer and sale of the Shares by the Placement Agent were made in accordance with the representations and warranties and agreements of the Placement Agent as set forth in the letter agreement between the Company and the Placement Agent dated March __, 2005, (i) no registration under the 1933 Act is required for the offer and sale of the Shares by the Company to the Purchasers as contemplated hereby, and in the manner provided by this Agreement, (ii) the issuance and sale of the Shares hereunder will be exempt from the prospectus and registration requirements of applicable Canadian Securities Laws, and (iii) subject to receipt of the Required Approvals, the issuance and sale of the Shares hereunder does not contravene the rules and regulations of the Trading Market.

          (u) Registration Rights. Except as set forth on Schedule 3.1(u), no Person has any right to cause the Company to effect the registration under the 1933 Act of any securities of the Company.

          (v) Listing and Maintenance Requirements. The Company's Common Stock is listed on the TSX, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, suspending or terminating the listing of the Common Stock on the TSX nor has the Company received any notification that the TSX is contemplating suspending or terminating such listing. The Company has not, in the 12 months preceding the date hereof, received notice from any Trading Market on which the Common Stock is or has been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

          (w) Application of Takeover Protections. If applicable, the Company and its Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company's Certificate of Incorporation (or similar charter documents) or the laws of its jurisdiction of incorporation that is or could become applicable to the Purchasers as a result of the Purchasers and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including without limitation as a result of the Company's issuance of the Shares and the Purchasers' ownership of the Shares.

          (x) Disclosure. The Company confirms that neither it nor any other Person acting on its behalf has provided any of the Purchasers or their agents or counsel with any information that constitutes or might constitute material, nonpublic information, except for any Purchaser which has executed a separate nondisclosure or confidentiality agreement with the Company expressly for such purpose. The execution of this Agreement by any Purchaser shall not constitute such a nondisclosure or confidentiality agreement. The Company understands and confirms that the Purchasers will rely on the foregoing representations and covenants in effecting transactions in securities of the Company. All disclosure provided to the Purchasers regarding the Company, its business and the transactions contemplated hereby, including the Disclosure Schedules to this Agreement, furnished by or on behalf of the Company with respect to the representations and warranties made herein are true and correct with respect to such representations and warranties and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

          (y) Solvency. Based on the financial condition of the Company as of the Closing Date after giving effect to the receipt by the Company of the proceeds from the sale of the Shares hereunder, (i) the Company's fair saleable value of its assets exceeds the amount that will be required to be paid on or in respect of the Company's existing debts and other liabilities (including known contingent liabilities) as they mature and (ii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its debt when such amounts are required to be paid. The Company has no knowledge of any facts or circumstances which lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one year from the Closing Date. The Continuous Disclosure Reports set forth as of the dates thereof all outstanding secured and unsecured Indebtedness of the Company or any Subsidiary, or for which the Company or any Subsidiary has commitments. For the purposes of this Agreement, "Indebtedness" shall mean (a) any liabilities for borrowed money or amounts owed in excess of CDN$100,000 (other than trade accounts payable incurred in the ordinary course of business), (b) all guaranties, endorsements and other contingent obligations in respect of Indebtedness of others, whether or not the same are or should be reflected in the Company's balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (c) the present value of any lease payments in excess of CDN$100,000 due under leases required to be capitalized in accordance with GAAP. Neither the Company nor any Subsidiary is in default with respect to any Indebtedness.

          (z) Tax Status. Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, the Company and each Subsidiary has filed all necessary federal, state, provincial and foreign income and franchise tax returns and has paid or accrued all taxes shown as due thereon, and the Company has no knowledge of a tax deficiency which has been asserted or threatened against the Company or any Subsidiary.

          (aa) No General Solicitation. Neither the Company nor, to its knowledge, any person acting on behalf of the Company (except with respect to any actions of the Placement Agent, as to which the Company makes no representation or warranty) has offered or sold any of the Shares by any form of general solicitation or general advertising. The Company has offered the Shares for sale only to the Purchasers and certain other Accredited Investors.

          (bb) Foreign Corrupt Practices. Neither the Company, nor to the knowledge of the Company, any agent or other person acting on behalf of the Company, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, or (iii) failed to disclose fully any contribution made by the Company (or made by any person acting on its behalf of which the Company is aware) which is in violation of law.

          (cc) Accountants. The Company's accountants are set forth on Schedule 3.1(ee) of the Disclosure Schedule and are independent accountants as required by the Canada Business Corporations Act and the Canadian Securities Laws and a member in good standing with the Canadian Public Accountability Board.

          (dd) No Disagreements with Accountants and Lawyers. There are no material disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the accountants and lawyers formerly or presently employed by the

     Company and the Company is current with respect to any fees owed to its accountants and lawyers.

          (ee) Acknowledgment Regarding Purchasers' Purchase of Shares. The Company acknowledges and agrees that each of the Purchasers is acting solely in the capacity of an arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby. The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereby and any advice given by any Purchaser or any of their respective representatives or agents in connection with this Agreement and the transactions contemplated hereby is merely incidental to the Purchasers' purchase of the Shares. The Company further represents to each Purchaser that the Company's decision to enter into this Agreement has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

          (ff) Acknowledgement Regarding Purchasers' Trading Activity. Anything in this Agreement or elsewhere herein to the contrary notwithstanding (except for Section 4.14 hereof), it is understood and agreed by the Company (i) that none of the Purchasers have been asked to agree, nor has any Purchaser agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or "derivative" securities based on securities issued by the Company or to hold the Shares for any specified term; (ii) that past or future open market or other transactions by any Purchaser, including Short Sales, and specifically including, without limitation, Short Sales or "derivative" transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Company's publicly-traded securities; (iii) that any Purchaser, and counter parties in "derivative" transactions to which any such Purchaser is a party, directly or indirectly, presently may have a "short" position in the Common Stock, and (iv) that each Purchaser shall not be deemed to have any affiliation with or control over any arm's length counter-party in any "derivative" transaction; provided, that no such Short Sale shall result in the Purchaser having a net short position in the Common Stock (i.e. a short position for a greater number of shares of Common Stock than the number of Shares and Common Stock Equivalents held by such Purchaser at any given time).

     The Purchasers acknowledge and agree that the Company does not make or has not made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in this Section 3.1.

     3.2 Representations and Warranties of the Purchasers. Each Purchaser hereby, for itself and for no other Purchaser, represents and warrants as of the date hereof and as of the Closing Date to the Company as follows:

          (a) Organization; Authority. If such Purchaser is an individual, such Person has obtained the age of majority and is legally competent to execute this Agreement and to take all actions required pursuant hereto. If such Purchaser is an entity, such entity is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with full right, corporate or partnership power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations thereunder. Such Purchaser has not been organized for the purpose of acquiring the Shares. If such Purchaser is not an individual, the execution, delivery and performance by such Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate or similar action on the part of such Purchaser and no further action is required in connection therewith. Each Transaction Document to which it is a party has been duly executed by such Purchaser, and when delivered by such Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms, except
     (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law. The execution, delivery and performance by the Purchaser of, and the compliance by the Purchaser with the terms hereof do not (a) conflict with or result in a violation of any provision of law, rule or regulation having applicability to the Purchaser (other than to the extent any consent is required from a securities regulatory authority as a result of the identity or characteristics of a purchaser), or (b) conflict with, result in a breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in or permit the termination or modification of, any agreement, instrument, order, writ, judgment or decree known to the Purchaser to which the Purchaser is a party or is subject.

          (b) No Registration. Such Purchaser understands and acknowledges that the Shares have not been and will not be registered under the 1933 Act or the securities laws of any state of the United States and that the offer and sale of Shares to it in the United States are being made to Accredited Investors in reliance on Section 4(2) of the 1933 Act and Regulation D thereunder, and exemptions under applicable United States state securities laws.

          (c) Own Account. Such Purchaser is acquiring the Shares as principal for its own account and not with a view to any resale, distribution or other disposition (including in violation of US federal or state securities laws or any provincial securities laws including the Canadian Securities
     Laws). Such Purchaser is acquiring the Shares hereunder in the ordinary course of its business. Such Purchaser does not have any agreement or understanding, directly or indirectly, with any Person to resell, distribute or otherwise dispose of any of the Shares.

          (d) No Offering Memorandum. Such Purchaser acknowledges that it has not received a prospectus or offering memorandum and has relied entirely on its own investigation of the Company and the offering of the Shares in making its decision to acquire the Shares. Prior to the time of purchase of any Shares, such Purchaser has been afforded the opportunity (i) to ask such questions as it deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Shares and (ii) to obtain such additional information that the Company posses or can acquire without unreasonable effort or expense that it considered necessary in connection with its investment decision to acquire the Shares.

          (e) Purchaser Status. The Purchaser is resident in the jurisdiction set below such Purchaser's name on the signature page hereto and (i) if resident in the United States, is an "accredited investor" as defined in Rule 501(a) under the Securities Act of 1933, as amended and defined under OSC Rule 45-501, (ii) if resident in Ontario is an "accredited investor" as defined under OSC Rule 45-501, (iii) if a resident in Alberta or Saskatchewan is an "accredited investor" as defined in Multilateral Instrument 45-103.

          (f) Experience of Such Purchaser. Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, and has so evaluated the merits and risks of such investment. Such Purchaser is able to bear the economic risk of an investment in the Shares and, at the present time, is able to afford a complete loss of such investment.

          (g) General Solicitation. Such Purchaser is not purchasing the Shares as a result of any general advertising or general solicitation as described in Rule 502(c) under the 1933 Act, including any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or meeting whose attendees have been invited by any general solicitation or general advertisement.

          (h) Exempt Offering. The Purchaser acknowledges that the sale of the Shares is conditional upon the sale being exempt from securities laws in all jurisdictions and the Purchaser will assist the Company to execute, deliver and file all reports or other documents required to be filed under applicable laws or regulatory requirements.

          (i) Short Sales and Confidentiality. Other than the transaction contemplated hereunder, such Purchaser has not directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with such Purchaser, executed any disposition, including Short Sales (but not including the location and/or reservation of borrowable shares of Common Stock), in the securities of the Company during the period commencing from the time that such Purchaser first received a term sheet from the Company or any other Person setting forth the material terms of the transactions contemplated hereunder until the date hereof ("Discussion Time"). Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser's assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser's assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Shares covered by this Agreement. Other than to other Persons party to this Agreement, such Purchaser has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction).

          The Company acknowledges and agrees that each Purchaser does not make or has not made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in this Section 3.2.

          Such Purchaser understands and acknowledges that the Company will rely on the truth and accuracy of the foregoing acknowledgements, representations and warranties and agrees that if any of such acknowledgements, representatives or warranties shall no longer be accurate and complete, such Purchaser shall promptly notify the Company.

                                   ARTICLE IV.
                         OTHER AGREEMENTS OF THE PARTIES

     4.1 Transfer Restrictions.

          (a) Each Purchaser not resident in Canada and each Purchaser located in the United States understands and acknowledges that the Shares are "restricted securities" within the meaning of Rule 144 under the 1933 Act, and agrees that if in the future it decides to offer, resell, pledge or otherwise transfer any of the Shares, such Shares may be offered, sold, pledged or otherwise transferred only (i) to the Company, (ii) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act ("Regulation S") and in compliance with applicable Canadian local laws and regulations, (iii) within the United States, in accordance with (A) Rule 144 under the 1933 Act, if available, or (B) another available exemption from registration under the 1933 Act, or (iv) pursuant to an effective registration statement under the 1933 Act and, in each case, in compliance with any applicable state securities laws or the applicable laws of any other jurisdiction.

          Each Purchaser understands and acknowledges that certificates representing Shares and all certificates issued in exchange for or in substitution of such certificates, will bear the legend below upon the original issuance of the Shares, and until the legend is no longer required under applicable requirements of the 1933 Act or applicable U.S. state securities laws:

     "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF POINTS INTERNATIONAL LTD. (THE "COMPANY"), THAT THESE SECURITIES MAY BE OFFERED, SOLD PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S ("REGULATION S") UNDER THE 1933 ACT, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1)

     RULE 144 UNDER THE 1933 ACT OR (2) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR (D) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT, AND IN EACH CASE IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR THE APPLICABLE LAWS OF ANY OTHER JURISDICTION, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (B) ABOVE, A DECLARATION IN THE FORM PRESCRIBED BY THE COMPANY AND ANY TRANSFER AGENT MUST BE PROVIDED, AND IN THE CASE OF TRANSFERS PURSUANT TO (C)(1) OR
     (2) ABOVE, A LEGAL OPINION SATISFACTORY TO THE COMPANY OR SUCH OTHER DOCUMENTATION SATISFACTORY TO THE COMPANY MUST FIRST BE PROVIDED."

          If any Shares are being resold outside of the United States in accordance with Rule 904 of Regulation S, the above legend will be removed by providing a declaration to Computershare Trust Company of Canada, as registrar and transfer agent for the Shares, in the form of Exhibit D hereto.

          If any Shares are being resold within the United States in accordance with Rule 144, the above legend may be removed by providing to Computershare Trust Company of Canada and the Company, an opinion of counsel, reasonably satisfactory to the Company, to the effect that the proposed resale may be effected without registration under the 1933 Act and that such legend is no longer required under applicable requirements of the 1933 Act or U.S. state securities laws.

          Each Purchaser consents to the Company making a notation on its records or giving instructions to any transfer agent of the Shares in order to implement the restrictions on transfer set out and described herein.

          (b) The Purchasers agree to the imprinting, so long as is required by this Section 4.1(b), of the legends on any of the Shares in the following form:

          UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES MUST NOT TRADE THE SECURITIES BEFORE [Insert the date that is four months and a day after the distribution date.]

          and

          THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE; HOWEVER, THE SAID SECURITIES MAY NOT BE TRADED THROUGH THE FACILITIES OF SUCH EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE.

          (c) Certificates evidencing the Shares shall not contain the legends set forth in Section 4.1(b) (collectively, the "Legend") if they are issued more than four months and one day following the Closing Date. The Company shall cause its counsel to issue a legal opinion to the Company's transfer agent if required by the Company's transfer agent to effect the removal of the Legend hereunder. At such time as the Legend is no longer required hereunder, the Company will, no later than three Trading Days following the delivery by a Purchaser to the Company or the Company's transfer agent of a certificate representing Shares issued with a Legend and a completed certificate from such Purchaser in the form attached hereto as Exhibit B (such third Trading Day, the "Legend Removal Date"), deliver or cause to be delivered to such Purchaser a certificate representing such shares that is free from the Legend. The Company may not make any notation on its records or give instructions to any transfer agent of the Company that enlarge the restrictions on transfer set forth in this Section. Certificates for Shares subject to legend removal hereunder shall be transmitted by the transfer agent of the Company to the Purchasers as instructed by the Purchasers and, if available, by crediting the account of the Purchaser's prime broker with the [name of Canadian electronic delivery company].

          (d) In addition to such Purchaser's other available remedies, the Company shall pay to a Purchaser, in cash, as liquidated damages and not as a penalty, for each CDN$1,000 of Shares (based on the VWAP of the Common Stock on the date such Shares are submitted to the Company's transfer agent) delivered for removal of the restrictive legend and subject to this
     Section 4.1(c), CDN$10 per Trading Day (increasing to CDN$20 per Trading Day 5 Trading Days after such damages have begun to accrue) for each Trading Day after the eighth Trading Day following such Legend Removal Date until such certificate is delivered without a legend. Nothing herein shall limit such Purchaser's right to pursue actual damages for the Company's failure to deliver certificates representing any Shares as required by the Transaction Documents, and such Purchaser shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.

          (e) Each Purchaser, severally and not jointly with the other Purchasers, agrees that the removal of the restrictive legend from certificates representing Shares as set forth in this Section 4.1 is predicated upon the Company's reliance that the Purchaser will sell any Shares pursuant to either the registration requirements of the 1933 Act, including any applicable prospectus delivery requirements, or an exemption therefrom and in compliance with any applicable Canadian Securities Laws.

          (f) Until the six month anniversary of the date hereof, the Company shall not undertake a reverse or forward stock split or reclassification of the Common Stock without the prior written consent of the Purchasers holding a majority of the Shares then outstanding.

     4.2 Furnishing of Information. As long as any Purchaser owns Shares, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the

Canadian Securities Laws and will maintain its status as a reporting issuer not in default under the securities legislation of each of the Provinces of British Columbia, Alberta and Ontario.

     4.3 Integration. The Company shall not sell, offer for sale or solicit offers to buy any security (as defined in Section 2 of the 1933 Act) that would be integrated with the offer or sale of the Shares in a manner that would require the registration under the 1933 Act of the sale of the Shares to the Purchasers or that would be integrated with the offer or sale of the Shares for purposes of the rules and regulations of any Trading Market.

     4.4 Securities Laws Disclosure; Publicity. The Company shall, by 8:30 a.m. Eastern time on the Trading Day following the date hereof, issue a press release and, within ten calendar days after the date hereof, file a Material Change Report on Form 51-102F3 disclosing the material terms of the transactions contemplated hereby, and shall attach the Transaction Documents to such Material Change Report. Any press release issued relating to the offering of the Shares pursuant to this Agreement shall comply with U.S. securities laws, including Rule 135(c) under the 1933 Act. The following legend concerning U.S. sales shall be included on each page of the Material Change Report and on any subsequent press release or Material Change Report relating to the transactions contemplated hereby: "Not for distribution to United States newswire services or for dissemination in the United States." The Company shall consult with the Placement Agent and each Purchaser shall consult with the Company in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor any Purchaser shall issue any such press release or otherwise make any such public statement without the prior consent of the Company, with respect to any press release of any Purchaser, or without the prior consent of the Placement Agent, with respect to any press release of the Company, which consent shall not unreasonably be withheld, except if such disclosure is required by law or regulatory authority including the Trading Market, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication. Notwithstanding the foregoing, except for the disclosure of this Agreement to the TSX and the OSC, the Company shall not publicly disclose the name of any Purchaser, or include the name of any Purchaser in any filing with the SEC or any regulatory agency or Trading Market, without the prior written consent of Purchaser, except to the extent such disclosure is required by law or Trading Market regulations, in which case the Company shall provide the Purchasers with prior notice of such disclosure.

     4.5 Shareholder Rights Plan. No claim will be made or enforced by the Company or, to the knowledge of the Company, any other Person that any Purchaser is an "Acquiring Person" under any shareholder rights plan or similar plan or arrangement in effect or hereafter adopted by the Company, or that any Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Shares under the Transaction Documents or under any other agreement between the Company and the Purchasers.

     4.6 Non-Public Information. The Company covenants and agrees that neither it nor any other Person acting on its behalf will provide any Purchaser or its agents or counsel with any information that the Company believes constitutes material non-public information, unless prior thereto such Purchaser shall have executed a written agreement regarding the confidentiality and use of such information. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenants in effecting transactions in securities of the Company.

     4.7 Use of Proceeds. Except as set forth on Schedule 4.7 attached hereto, the Company shall use the net proceeds from the sale of the Shares hereunder for working capital purposes and not for the satisfaction of any portion of the Company's debt outstanding on the date hereof (other than payment of trade payables in the ordinary course of the Company's business and prior practices), to redeem any Common Stock or Common Stock Equivalents or to settle any outstanding litigation outstanding on the date hereof.

     4.8 [RESERVED].

     4.9 [RESERVED].

     4.10 Reservation and Listing of Shares. (a) The Company hereby agrees to use best efforts to maintain the listing of the Common Stock on a Trading Market, and as soon as reasonably practicable following the Closing (but not later than the four month anniversary of the Closing Date) to list all of the Shares on such Trading Market. The Company further agrees, if the Company applies to have the Common Stock traded on any other Trading Market, it will include in such application all of the Shares, and will take such other action as is necessary to cause all of the Shares to be listed on such other Trading Market as promptly as possible. The Company will take all action reasonably necessary to continue the listing and trading of its Common Stock on a Trading Market and will comply in all respects with the Company's reporting, filing and other obligations under the bylaws or rules of the Trading Market.

     (b) The Company hereby agrees to use its best efforts to file an application within 150 days of the Closing Date to have its Common Stock listed or quoted for trading with one of the following markets or exchanges: the American Stock Exchange, the New York Stock Exchange, the Nasdaq National Market or the Nasdaq SmallCap Market (each, a "Principal US Market") and to use best efforts to pursue such application to listing on a Principal US Market (but the foregoing undertaking shall not constitute any guarantee by the Company that any such listing application will be ultimately successful). In the event that the Company does not file an application for listing or quotation on a Principal US Market on or prior to the date 200 days following the Closing Date (the "Event Date"), then the Company in addition to any other rights the Purchasers may have hereunder or under applicable law, the Company shall pay to each Purchaser an amount in cash, as liquidated damages and not as a penalty, equal to 0.75% of the Subscription Amount paid by such Purchaser hereunder. If the Company fails to pay any liquidated damages pursuant to this Section in full within seven days after the Event Date, the Company will pay interest thereon at a rate of 18% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to the Purchaser, accruing daily from the date such liquidated damages are due until such amounts, plus all such interest thereon, are paid in full.

     4.11 [RESERVED].

     4.12 Subsequent Equity Sales.

          (a) From the date hereof until the 6 month anniversary of the date hereof, neither the Company nor any Subsidiary shall issue shares of Common Stock or Common Stock Equivalents. Notwithstanding the foregoing, this
     Section 4.12(a) shall not apply in respect of an Exempt Issuance, except that no Variable Rate Transaction shall be an Exempt Issuance.

          (b) From the earlier of the date on which no Purchaser holds any Share or the third anniversary of the date hereof, the Company shall be prohibited from effecting or entering into an agreement to effect any Subsequent Financing involving a "Variable Rate Transaction". The term "Variable Rate Transaction" shall mean a transaction in which the Company issues or sells (i) any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional shares of Common Stock either (A) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the shares of Common Stock at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Stock or (ii) enters into any agreement, including, but not limited to, an equity line of credit, whereby the Company may sell securities at a future determined price.

     4.13 Equal Treatment of Purchasers. No consideration shall be offered or paid to any person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration is also offered to all of the parties to the Transaction Documents. For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and negotiated separately by each Purchaser, and is intended to treat for the Company the Purchasers as a class and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of Shares or otherwise.

     4.14 Short Sales and Confidentiality. Each Purchaser covenants that neither it nor any affiliates acting on its behalf or pursuant to any understanding with it will execute any Short Sales during the period after the Discussion Time until after the time that the transactions contemplated by this Agreement are first publicly announced as described in Section 4.4. Each Purchaser, severally and not jointly with the other Purchasers, covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company as described in Section 4.4, such Purchaser will maintain the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, no Purchaser makes any representation, warranty or covenant hereby that it will not engage in Short Sales in the securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced as described in Section 4.4, except to the extent set forth in Section 3.1(ff). Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser's assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser's assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Shares covered by this Agreement.

                                   ARTICLE V.
                                  MISCELLANEOUS

     5.1 Termination. This Agreement may be terminated by any Purchaser, as to such Purchaser's obligations hereunder only and without any effect whatsoever on the obligations between the Company and the other Purchasers, by written notice to the other parties, if the Closing has not been consummated on or before April 6, 2005; provided, however, that no such termination will affect the right of any party to sue for any breach by the other party (or parties). This Agreement may be terminated by the Company by written notice to the other parties if the Closing has not been consummated on or before March 31, 2005.

     5.2 Fees and Expenses. At the Closing, the Company has agreed to reimburse Bonanza Master Fund Ltd. ("Bonanza") up to CDN$50,000 for its actual, reasonable, out-of- pocket legal fees and expenses. The Company shall deliver, prior to the Closing, a completed and executed copy of the Closing Statement, attached hereto as Annex A. Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all transfer agent fees, stamp taxes and other taxes and duties levied in connection with the delivery of any Shares.

     5.3 Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

     5.4 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto prior to 5:30 p.m. (Toronto time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (Toronto time) on any Trading Day, (c) the second Trading Day following the date of mailing, if sent by U.S. or Canadian nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto.

     5.5 Amendments; Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Company and each Purchaser or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

     5.6 Headings The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

     5.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Purchaser. Any Purchaser may assign any or all of its rights under this Agreement to any Person to whom such Purchaser assigns or transfers any Shares within four months of the Closing Date, but not thereafter, provided such transferee agrees in writing to be bound, with respect to the transferred Shares, by the provisions hereof that apply to the "Purchasers".

     5.8 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

     5.9 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the courts of the Province of Ontario. Each party hereby irrevocably submits to the exclusive jurisdiction of the courts of the Province of Ontario and courts of appeal therefrom for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. The parties hereby waive all rights to a trial by jury. If either party shall commence an action or proceeding to enforce any provisions of the Transaction Documents, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

     5.10 Survival. The representations and warranties contained herein shall survive the Closing and the delivery of the Shares for a period of two years from the Closing Date.

     5.11 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

     5.12 Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

     5.13 Replacement of Shares. If any certificate or instrument evidencing any Shares is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity, if requested. The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Shares.

     5.14 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchasers and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agrees to waive in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

     5.15 Payment Set Aside. To the extent that the Company makes a payment or payments to any Purchaser pursuant to any Transaction Document or a Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state, provincial or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

     5.16 Independent Nature of Purchasers' Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under any Transaction Document. Nothing contained herein or in any Transaction Document, and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Purchaser shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose. Each Purchaser has been represented by its own separate legal counsel in their review and negotiation of the Transaction Documents. For reasons of administrative convenience only, Purchasers and their respective counsel have chosen to communicate with the Company through FW. FW does not represent all of the Purchasers but only Bonanza. The Company has elected to provide all Purchasers with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by the Purchasers.

     5.17 Liquidated Damages. The Company's obligations to pay any liquidated damages or other amounts owing under the Transaction Documents is a continuing obligation of the Company and shall not terminate until all unpaid liquidated damages and other amounts have been paid notwithstanding the fact that the instrument or security pursuant to which such liquidated damages or other amounts are due and payable shall have been canceled.

     5.18 Construction. The parties agree that each of them and/or their respective counsel has reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments hereto.

                            (Signature Pages Follow)

        [PURCHASER SIGNATURE PAGES TO PTS SECURITIES PURCHASE AGREEMENT]

     IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: ________________________________________________________

Email Address of Purchaser: _______________________________________________

Address for Notice of Purchaser:

Address for Delivery of Shares for Purchaser (if not same as above):


By:
    ----------------------------------
Name:
      --------------------------------
Title:
       -------------------------------

Name as it should appear on certificate:

EIN Number / Social Security Number:

Jurisdiction of Residence:

Subscription Amount:

Common Shares:

If applicable, please complete information for additional funds below.


By:
    -----------------------------------------
Name:
      ---------------------------------------
Title:
       --------------------------------------

Name as it should appear on certificate:

EIN Number / Social Security Number:

Jurisdiction of Residence:

Subscription Amount:

Common Shares:


By:
    -----------------------------------------
Name:
      ---------------------------------------
Title:
       --------------------------------------

Name as it should appear on certificate:

EIN Number / Social Security Number:

Jurisdiction of Residence:

Subscription Amount:

Common Shares:


By:
    -----------------------------------------
Name:
      ---------------------------------------
Title:
       --------------------------------------

Name as it should appear on certificate:

EIN Number / Social Security Number:

Jurisdiction of Residence:

Subscription Amount:

Common Shares:

This signature page shall not form part of the Share Purchase Agreement until accepted by the Company by execution below:

POINTS INTERNATIONAL LTD.                       Address for Notice:


By:
    -----------------------------------------
Name:
      ---------------------------------------
Title:
       --------------------------------------


By:
    -----------------------------------------
Name:
      ---------------------------------------
Title:
       --------------------------------------

                           [SIGNATURE PAGES CONTINUE]

                                                                         ANNEX A

                                CLOSING STATEMENT

Pursuant to the attached Securities Purchase Agreement, dated as of the date hereto, the purchasers shall purchase up to CDN$[_____000,000 of shares of Common Stock from Points International Ltd., a Canadian corporation (the "Company"). All funds will be wired into a trust account maintained by Wells Fargo bank, N.A. All funds will be disbursed in accordance with this Closing Statement.

DISBURSEMENT DATE: March ___, 2005

I. PURCHASE PRICE

                    GROSS PROCEEDS TO BE RECEIVED IN TRUST   $

II. DISBURSEMENTS

                                                             $
                                                             $
                                                             $
                                                             $
                                                             $

TOTAL AMOUNT DISBURSED:                                      $

WIRE INSTRUCTIONS:

To: ____________________________________

To: ____________________________________

EXHIBIT B

                        ACCREDITED INVESTOR QUESTIONNAIRE

All capitalized terms herein, unless otherwise defined, have the meanings ascribed thereto in that certain Securities Purchase Agreement dated for reference March __, 2005 among POINTS INTERNATIONAL LTD., a Canadian corporation (the "Company") and _______________________ ("the Purchaser").

The Purchaser covenants, represents and warrants to the Company that:

     (a) If resident in the United States, it satisfies one or more of the categories indicated below (please check the appropriate box):

          [ ]   Category 1    An organization described in Section 501(c)(3) of
                              the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust or partnership, not formed for the specific purpose of acquiring the Shares offered, with total assets in excess of US $5,000,000;

          [ ]   Category 2    A natural person whose individual net worth, or
                              joint net worth with that person's spouse, at the time of purchase exceeds US $1,000,000;

          [ ]   Category 3    A natural person who had an individual income in
                              excess of US $200,000 in each of the two most recent years or joint income with that person's spouse in excess of US $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

          [ ]   Category 4    A "bank" as defined under Section (3)(a)(2) of the
                              Securities Act or savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act acting in its individual or fiduciary capacity; a broker dealer registered pursuant to Section 15 of the Securities Exchange
                              Act of 1934 (United States); an insurance company as defined in Section 2(13) of the Securities Act;
                              an investment company registered under the Investment Company Act of 1940 (United States) or a business development company as defined in
                              Section 2(a)(48) of such Act; a Small Business
                              Investment Company licensed by the U.S. Small
                              Business Administration under Section 301(c) or
                              (d) of the Small Business Investment Act of 1958
                              (United States); a plan with total assets in excess of $5,000,000 established and maintained by a state, a political subdivision thereof, or an agency or instrumentality of a state or a political subdivision thereof, for the benefit of its employees; an employee benefit plan within the meaning of the Employee Retirement Income Security
                              Act of 1974 (United States) whose investment decisions are made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000, or, if a self-directed plan, whose investment decisions are made solely by persons that are accredited investors;

          [ ]   Category 5    A private business development company as defined
                              in Section 202(a)(22) of the Investment Advisers
                              Act of 1940 (United States);

          [ ]   Category 6    A director or executive officer of the Company;

          [ ]   Category 7    A trust with total assets in excess of $5,000,000,
                              not formed for the specific purpose of acquiring the Shares offered, whose purchase is directed by a sophisticated person as described in Rule
                              506(b)(2)(ii) under the Securities Act; or

          [ ]   Category 8    An entity in which all of the equity owners
                              satisfy the requirements of one or more of the foregoing categories.

          and

     (b) If resident in the United States or Ontario, that it satisfies one or more of the categories indicated below (please check the appropriate box) (please see Schedule A to this Questionnaire for certain applicable definitions):

          [ ]   Category 1    a bank listed in Schedule I or II of the Bank Act
                              (Canada), or an authorized foreign bank listed in
                              Schedule III of that Act;

          [ ]   Category 2    the Business Development Bank incorporated under
                              the Business Development Bank Act (Canada);

          [ ]   Category 3    a loan corporation or trust corporation registered
                              under the Loan and Trust Corporations Act or under the Trust and Loan Companies Act (Canada), or under comparable legislation in any other jurisdiction;

          [ ]   Category 4    a co-operative credit society, credit union
                              central, federation of caisses populaires, credit union or league, or regional caisse populaire, or an association under the Cooperative Credit
                              Associations Act (Canada), in each case, located in Canada;

          [ ]   Category 5    a company licensed to do business as an insurance
                              company in any jurisdiction;

          [ ]   Category 6    a subsidiary entity of any person or company
                              referred to in category b(1), b(2), b(3), b(4) or b(5), where the person or company owns all of the voting shares of the subsidiary entity;

          [ ]   Category 7    a person or company registered under the Act or
                              securities legislation in another jurisdiction as an adviser or dealer, other than a limited market dealer;

          [ ]   Category 8    the government of Canada or of any jurisdiction,
                              or any crown corporation, instrumentality or agency of a Canadian federal, provincial or territorial government;

          [ ]   Category 9    any Canadian municipality or any Canadian
                              provincial or territorial capital city;

          [ ]   Category 10   any national, federal, state, provincial,
                              territorial or municipal government of or in any foreign jurisdiction, or any instrumentality or agency thereof;

          [ ]   Category 11   a pension fund that is regulated by either the
                              Office of the

                              Superintendent of Financial Institutions (Canada) or a provincial pension commission or similar regulatory authority;

          [ ]   Category 12   a registered charity under the Income Tax Act
                              (Canada);

          [ ]   Category 13   an individual who beneficially owns, or who
                              together with a spouse beneficially own, financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds $1,000,000 (Canadian dollars);

          [ ]   Category 14   an individual whose net income before taxes
                              exceeded $200,000 (Canadian dollars) in each of the two most recent years or whose net income before taxes combined with that of a spouse exceeded $300,000 (Canadian dollars) in each of those years and who, in either case, has a reasonable expectation of exceeding the same net income level in the current year;

          [ ]   Category 15   an individual who has been granted registration
                              under the Act or securities legislation in another jurisdiction as a representative of a person or company referred to in Category b(7), whether or not the individual's registration is still in effect;

          [ ]   Category 16   a promoter of the issuer or an affiliated entity
                              of a promoter of the issuer;

          [ ]   Category 17   a spouse, parent, brother, sister, grandparent or
                              child of an officer, director or promoter of the issuer;

          [ ]   Category 18   a person or company that, in relation to the
                              issuer, is an affiliated entity or a person or company referred to in clause (c) of the definition of distribution in subsection 1(1) of the Securities Act (Ontario);

          [ ]   Category 19   an issuer that is acquiring securities of its own
                              issue;

          [ ]   Category 20   a company, limited liability company, limited
                              partnership, limited liability partnership, trust or estate, other than a mutual fund or non-redeemable investment fund, that had net assets of at least $5,000,000 as reflected in its most recently prepared financial statements;

          [ ]   Category 21   a person or company that is recognized by the
                              Ontario Securities Commission as an accredited investor;

          [ ]   Category 22   a mutual fund or non-redeemable investment fund
                              that, in Ontario, distributes its securities only to persons or companies that are accredited investors;

          [ ]   Category 23   a mutual fund or non-redeemable investment fund
                              that, in Ontario, distributes its securities under a prospectus for which a receipt has been granted by the Director or, if it has ceased distribution of its securities, has previously distributed its securities in this manner;

          [ ]   Category 24   a fully managed account if it is acquiring a
                              security that is not a security of a mutual fund or non-redeemable investment fund;

          [ ]   Category 25   an account that is fully managed by a trust
                              corporation registered under the Loan and Trust
                              Corporations Act or under the Trust and Loan
                              Companies Act (Canada), or under comparable legislation in any other jurisdiction;

          [ ]   Category 26   an entity organized outside of Canada that is
                              analogous to any of the entities referred to in Categories b(1) through b(7) and Category b(11) in form and function; and

          [ ]   Category 27   a person or company in respect of which all of the
                              owners of interests, direct or indirect, legal or beneficial, are persons or companies that are accredited investors;

(c) if resident in Alberta or Saskatchewan, that it satisfies one or more of the categories indicated below (please check the appropriate box) (please see schedule B to this Questionnaire for applicable definitions):

[ ]   (a)   a Canadian financial institution or an authorized foreign bank listed in Schedule III of the Bank Act (Canada);

[ ]   (b)   the Business Development Bank of Canada incorporated under the
            Business Development Bank of Canada Act (Canada);

[ ]   (c)   an association under the Cooperative Credit Associations Act
            (Canada) located in Canada;

[ ]   (d)   a subsidiary of any person or company referred to in paragraphs (a)
            to (c), if the person or company owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

[ ]   (e)   a person or company registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a limited market dealer registered under the Securities Act (Ontario);

[ ]   (f)   an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada as a representative of a person or company referred to in paragraph (e);

[ ]   (g)   the government of Canada or a jurisdiction of Canada, or any Crown corporation, agency or wholly-owned entity of the government of Canada or a jurisdiction of Canada;

[ ]   (h)   a municipality, public board or commission in Canada;

[ ]   (i)   any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction or any agency of that government;

[ ]   (j)   a pension fund that is regulated by either the Office of the
            Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

[ ]   (k)   an individual who, either alone or with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000;

[ ]   (l)   an individual whose net income before taxes exceeded $200,000 in each of the two most recent years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the two most recent years and who, in either case, reasonably expects to exceed that net income level in the current year;

[ ]   (m)   a corporation, limited partnership, limited liability partnership, trust or estate, other than a mutual fund or non-redeemable investment fund, that had net assets of at least $5,000,000 as shown on its most recently prepared financial statements;

[ ]   (n)   a mutual fund or non-redeemable investment fund that, in the local jurisdiction, distributes its securities only to persons or companies that are accredited investors;

[ ]   (o)   a mutual fund or non-redeemable investment fund that, in the local jurisdiction, is distributing or has distributed its securities under one or more prospectuses for which the regulator has issued receipts;

[ ]   (p)   a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, trading as a trustee or agent on behalf of a fully managed account;

[ ]   (q)   a person or company trading as agent on behalf of a fully managed account if that person or company is registered or authorized to carry on business under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction as a portfolio manager or under an equivalent category of adviser or is exempt from registration as a portfolio manager or the equivalent category of adviser;

[ ]   (r)   a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or other adviser registered to provide advice on the securities being traded;

[ ]   (s)   an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) through (e) and paragraph (j) in form and function; or

[ ]   (t)   a person or company in respect of which all of the owners of interests, direct or indirect, legal or beneficial, except the voting securities required by law to be owned by directors, are persons or companies that are accredited investors.

            For the purposes hereof, the following definitions are included for convenience:

SCHEDULE A

For the purposes of Part (b) of the Questionnaire, the following definitions are included for convenience:

     "COMPANY" means any corporation, incorporated association, incorporated syndicate or other incorporated organization;

     "ENTITY" means a company, syndicate, partnership, trust or unincorporated organization;

     "FINANCIAL ASSETS" means cash, securities, or any contract of insurance or deposit or evidence thereof that is not a security for the purposes of the Securities Act (Ontario);

     "MANAGED ACCOUNT" means an investment portfolio account of a client established in writing with a portfolio adviser who makes investment decisions for the account and has full discretion to trade in securities of the account without requiring the client's express consent to a transaction;

     "MUTUAL FUND" includes an issuer of securities that entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in a part of the net assets, including a separate fund or trust account, of the issuer of the securities;

     "NON-REDEEMABLE INVESTMENT FUND" means an issuer (a) whose primary purpose is to invest money provided by its security holders; (b) that does not invest for the purpose of exercising effective control, seeking to exercise effective control, or being actively involved in the management of the issuers in which it invests, other than other mutual funds or non-redeemable investment funds; and (c) that is not a mutual fund;

     "PERSON" means an individual, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, or other legal representative;

     "PORTFOLIO ADVISER" means (a) a portfolio manager; or (b) a broker or investment dealer exempted from registration as an adviser under subsection 148(1) of the regulation made under the Securities Act (Ontario) if that broker or investment dealer is not exempt from the by-laws or regulations of The Toronto Stock Exchange or the Investment Dealers' Association of Canada referred to in that subsection;

     "RELATED LIABILITIES" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets; and

     "SPOUSE", in relation to an individual, means another individual to whom that individual is married, or another individual of the opposite sex or the same sex with whom that individual is living in a conjugal relationship outside marriage.

     In Rule 45-501, a person or company is considered to be an affiliated entity of another person or company if one is a subsidiary entity of the other, or if both are subsidiary entities of the same person or company, or if each of them is controlled by the same person or company.

     In Rule 45-501, a person or company is considered to be controlled by a person or company if: (a) in the case of a person or company, (i) voting securities of the first-mentioned person or company carrying more than 50 percent of the votes for the election of directors are held, otherwise than by way of security only, by or for the benefit of the other person or company, and (ii) the votes carried by the securities are entitled, if exercised, to elect a majority of the directors of the first-mentioned person or company; (b) in the case of a partnership that does not have directors, other than a limited partnership, the second-mentioned person or company holds more than 50 percent of the interests in the partnership; or
     (c) in the case of a limited partnership, the general partner is the second-mentioned person or company.

     In Rule 45-501, a person or company is considered to be a subsidiary entity of another person or company if (a) it is controlled by, (i) that other,
     (ii) that other and one or more persons or companies each of which is controlled by that other, or (iii) two or more persons or companies, each of which is controlled by that other; or (b) it is a subsidiary entity of a person or company that is the other's subsidiary entity.

SCHEDULE B
For the purposes of Part (c) of the Questionnaire, the following definitions are included for convenience:

     "FINANCIAL ASSETS" means cash and securities;

     "FULLY MANAGED ACCOUNT" means an account for which a person or company makes the investment decisions if that person or company has full discretion to trade in securities for the account without requiring the client's express consent to a transaction; and

     "RELATED LIABILITIES" means: (a) liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets; or
     (b) liabilities that are secured by financial assets.

          IN WITNESS WHEREOF, the undersigned has executed this Questionnaire as of the ________ day of March, 2005.

If a Corporation, Partnership or Other Entity:   If an Individual:


----------------------------------------------   -------------------------------
Print or Type Name of Entity                     Signature


----------------------------------------------   -------------------------------
Signature of Authorized Signatory                Print or Type Name

----------------------------------------------
Type of Entity

EXHIBIT B

                        ACCREDITED INVESTOR QUESTIONNAIRE

All capitalized terms herein, unless otherwise defined, have the meanings ascribed thereto in that certain Securities Purchase Agreement dated for reference March __, 2005 among POINTS INTERNATIONAL LTD., a Canadian corporation (the "Company") and _______________________ ("the Purchaser").

The Purchaser covenants, represents and warrants to the Company that:

     (a) If resident in the United States, it satisfies one or more of the categories indicated below (please check the appropriate box):

          [ ]   Category 1    An organization described in Section 501(c)(3) of
                              the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust or partnership, not formed for the specific purpose of acquiring the Shares offered, with total assets in excess of US $5,000,000;

          [ ]   Category 2    A natural person whose individual net worth, or
                              joint net worth with that person's spouse, at the time of purchase exceeds US $1,000,000;

          [ ]   Category 3    A natural person who had an individual income in
                              excess of US $200,000 in each of the two most recent years or joint income with that person's spouse in excess of US $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

          [ ]   Category 4    A "bank" as defined under Section (3)(a)(2) of the
                              Securities Act or savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act acting in its individual or fiduciary capacity; a broker dealer registered pursuant to Section 15 of the Securities Exchange
                              Act of 1934 (United States); an insurance company as defined in Section 2(13) of the Securities Act;
                              an investment company registered under the Investment Company Act of 1940 (United States) or a business development company as defined in
                              Section 2(a)(48) of such Act; a Small Business
                              Investment Company licensed by the U.S. Small
                              Business Administration under Section 301(c) or
                              (d) of the Small Business Investment Act of 1958
                              (United States); a plan with total assets in excess of $5,000,000 established and maintained by a state, a political subdivision thereof, or an agency or instrumentality of a state or a political subdivision thereof, for the benefit of its employees; an employee benefit plan within the meaning of the Employee Retirement Income Security
                              Act of 1974 (United States) whose investment decisions are made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000, or, if a self-directed plan, whose investment decisions are made solely by persons that are accredited investors;

          [ ]   Category 5    A private business development company as defined
                              in Section 202(a)(22) of the Investment Advisers
                              Act of 1940 (United States);

          [ ]   Category 6    A director or executive officer of the Company;

          [ ]   Category 7    A trust with total assets in excess of $5,000,000,
                              not formed for the specific purpose of acquiring the Shares offered, whose purchase is directed by a sophisticated person as described in Rule
                              506(b)(2)(ii) under the Securities Act; or

          [ ]   Category 8    An entity in which all of the equity owners
                              satisfy the requirements of one or more of the foregoing categories.

          and

     (b) If resident in the United States or Ontario, that it satisfies one or more of the categories indicated below (please check the appropriate box) (please see Schedule A to this Questionnaire for certain applicable definitions):

          [ ]   Category 1    a bank listed in Schedule I or II of the Bank Act
                              (Canada), or an authorized foreign bank listed in
                              Schedule III of that Act;

          [ ]   Category 2    the Business Development Bank incorporated under
                              the Business Development Bank Act (Canada);

          [ ]   Category 3    a loan corporation or trust corporation registered
                              under the Loan and Trust Corporations Act or under the Trust and Loan Companies Act (Canada), or under comparable legislation in any other jurisdiction;

          [ ]   Category 4    a co-operative credit society, credit union
                              central, federation of caisses populaires, credit union or league, or regional caisse populaire, or an association under the Cooperative Credit
                              Associations Act (Canada), in each case, located in Canada;

          [ ]   Category 5    a company licensed to do business as an insurance
                              company in any jurisdiction;

          [ ]   Category 6    a subsidiary entity of any person or company
                              referred to in category b(1), b(2), b(3), b(4) or b(5), where the person or company owns all of the voting shares of the subsidiary entity;

          [ ]   Category 7    a person or company registered under the Act or
                              securities legislation in another jurisdiction as an adviser or dealer, other than a limited market dealer;

          [ ]   Category 8    the government of Canada or of any jurisdiction,
                              or any crown corporation, instrumentality or agency of a Canadian federal, provincial or territorial government;

          [ ]   Category 9    any Canadian municipality or any Canadian
                              provincial or territorial capital city;

          [ ]   Category 10   any national, federal, state, provincial,
                              territorial or municipal government of or in any foreign jurisdiction, or any instrumentality or agency thereof;

          [ ]   Category 11   a pension fund that is regulated by either the
                              Office of the

                              Superintendent of Financial Institutions (Canada) or a provincial pension commission or similar regulatory authority;

          [ ]   Category 12   a registered charity under the Income Tax Act
                              (Canada);

          [ ]   Category 13   an individual who beneficially owns, or who
                              together with a spouse beneficially own, financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds $1,000,000 (Canadian dollars);

          [ ]   Category 14   an individual whose net income before taxes
                              exceeded $200,000 (Canadian dollars) in each of the two most recent years or whose net income before taxes combined with that of a spouse exceeded $300,000 (Canadian dollars) in each of those years and who, in either case, has a reasonable expectation of exceeding the same net income level in the current year;

          [ ]   Category 15   an individual who has been granted registration
                              under the Act or securities legislation in another jurisdiction as a representative of a person or company referred to in Category b(7), whether or not the individual's registration is still in effect;

          [ ]   Category 16   a promoter of the issuer or an affiliated entity
                              of a promoter of the issuer;

          [ ]   Category 17   a spouse, parent, brother, sister, grandparent or
                              child of an officer, director or promoter of the issuer;

          [ ]   Category 18   a person or company that, in relation to the
                              issuer, is an affiliated entity or a person or company referred to in clause (c) of the definition of distribution in subsection 1(1) of the Securities Act (Ontario);

          [ ]   Category 19   an issuer that is acquiring securities of its own
                              issue;

          [ ]   Category 20   a company, limited liability company, limited
                              partnership, limited liability partnership, trust or estate, other than a mutual fund or non-redeemable investment fund, that had net assets of at least $5,000,000 as reflected in its most recently prepared financial statements;

          [ ]   Category 21   a person or company that is recognized by the
                              Ontario Securities Commission as an accredited investor;

          [ ]   Category 22   a mutual fund or non-redeemable investment fund
                              that, in Ontario, distributes its securities only to persons or companies that are accredited investors;

          [ ]   Category 23   a mutual fund or non-redeemable investment fund
                              that, in Ontario, distributes its securities under a prospectus for which a receipt has been granted by the Director or, if it has ceased distribution of its securities, has previously distributed its securities in this manner;

          [ ]   Category 24   a fully managed account if it is acquiring a
                              security that is not a security of a mutual fund or non-redeemable investment fund;

          [ ]   Category 25   an account that is fully managed by a trust
                              corporation registered under the Loan and Trust
                              Corporations Act or under the Trust and Loan
                              Companies Act (Canada), or under comparable legislation in any other jurisdiction;

          [ ]   Category 26   an entity organized outside of Canada that is
                              analogous to any of the entities referred to in Categories b(1) through b(7) and Category b(11) in form and function; and

          [ ]   Category 27   a person or company in respect of which all of the
                              owners of interests, direct or indirect, legal or beneficial, are persons or companies that are accredited investors;

(c) if resident in Alberta or Saskatchewan, that it satisfies one or more of the categories indicated below (please check the appropriate box) (please see schedule B to this Questionnaire for applicable definitions):

[ ]   (a)   a Canadian financial institution or an authorized foreign bank listed in Schedule III of the Bank Act (Canada);

[ ]   (b)   the Business Development Bank of Canada incorporated under the
            Business Development Bank of Canada Act (Canada);

[ ]   (c)   an association under the Cooperative Credit Associations Act
            (Canada) located in Canada;

[ ]   (d)   a subsidiary of any person or company referred to in paragraphs (a)
            to (c), if the person or company owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

[ ]   (e)   a person or company registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a limited market dealer registered under the Securities Act (Ontario);

[ ]   (f)   an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada as a representative of a person or company referred to in paragraph (e);

[ ]   (g)   the government of Canada or a jurisdiction of Canada, or any Crown corporation, agency or wholly-owned entity of the government of Canada or a jurisdiction of Canada;

[ ]   (h)   a municipality, public board or commission in Canada;

[ ]   (i)   any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction or any agency of that government;

[ ]   (j)   a pension fund that is regulated by either the Office of the
            Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

[ ]   (k)   an individual who, either alone or with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000;

[ ]   (l)   an individual whose net income before taxes exceeded $200,000 in each of the two most recent years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the two most recent years and who, in either case, reasonably expects to exceed that net income level in the current year;

[ ]   (m)   a corporation, limited partnership, limited liability partnership, trust or estate, other than a mutual fund or non-redeemable investment fund, that had net assets of at least $5,000,000 as shown on its most recently prepared financial statements;

[ ]   (n)   a mutual fund or non-redeemable investment fund that, in the local jurisdiction, distributes its securities only to persons or companies that are accredited investors;

[ ]   (o)   a mutual fund or non-redeemable investment fund that, in the local jurisdiction, is distributing or has distributed its securities under one or more prospectuses for which the regulator has issued receipts;

[ ]   (p)   a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, trading as a trustee or agent on behalf of a fully managed account;

[ ]   (q)   a person or company trading as agent on behalf of a fully managed account if that person or company is registered or authorized to carry on business under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction as a portfolio manager or under an equivalent category of adviser or is exempt from registration as a portfolio manager or the equivalent category of adviser;

[ ]   (r)   a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or other adviser registered to provide advice on the securities being traded;

[ ]   (s)   an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) through (e) and paragraph (j) in form and function; or

[ ]   (t)   a person or company in respect of which all of the owners of interests, direct or indirect, legal or beneficial, except the voting securities required by law to be owned by directors, are persons or companies that are accredited investors.

            For the purposes hereof, the following definitions are included for convenience:

SCHEDULE A

For the purposes of Part (b) of the Questionnaire, the following definitions are included for convenience:

     "COMPANY" means any corporation, incorporated association, incorporated syndicate or other incorporated organization;

     "ENTITY" means a company, syndicate, partnership, trust or unincorporated organization;

     "FINANCIAL ASSETS" means cash, securities, or any contract of insurance or deposit or evidence thereof that is not a security for the purposes of the Securities Act (Ontario);

     "MANAGED ACCOUNT" means an investment portfolio account of a client established in writing with a portfolio adviser who makes investment decisions for the account and has full discretion to trade in securities of the account without requiring the client's express consent to a transaction;

     "MUTUAL FUND" includes an issuer of securities that entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in a part of the net assets, including a separate fund or trust account, of the issuer of the securities;

     "NON-REDEEMABLE INVESTMENT FUND" means an issuer (a) whose primary purpose is to invest money provided by its security holders; (b) that does not invest for the purpose of exercising effective control, seeking to exercise effective control, or being actively involved in the management of the issuers in which it invests, other than other mutual funds or non-redeemable investment funds; and (c) that is not a mutual fund;

     "PERSON" means an individual, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, or other legal representative;

     "PORTFOLIO ADVISER" means (a) a portfolio manager; or (b) a broker or investment dealer exempted from registration as an adviser under subsection 148(1) of the regulation made under the Securities Act (Ontario) if that broker or investment dealer is not exempt from the by-laws or regulations of The Toronto Stock Exchange or the Investment Dealers' Association of Canada referred to in that subsection;

     "RELATED LIABILITIES" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets; and

     "SPOUSE", in relation to an individual, means another individual to whom that individual is married, or another individual of the opposite sex or the same sex with whom that individual is living in a conjugal relationship outside marriage.

     In Rule 45-501, a person or company is considered to be an affiliated entity of another person or company if one is a subsidiary entity of the other, or if both are subsidiary entities of the same person or company, or if each of them is controlled by the same person or company.

     In Rule 45-501, a person or company is considered to be controlled by a person or company if: (a) in the case of a person or company, (i) voting securities of the first-mentioned person or company carrying more than 50 percent of the votes for the election of directors are held, otherwise than by way of security only, by or for the benefit of the other person or company, and (ii) the votes carried by the securities are entitled, if exercised, to elect a majority of the directors of the first-mentioned person or company; (b) in the case of a partnership that does not have directors, other than a limited partnership, the second-mentioned person or company holds more than 50 percent of the interests in the partnership; or
     (c) in the case of a limited partnership, the general partner is the second-mentioned person or company.

     In Rule 45-501, a person or company is considered to be a subsidiary entity of another person or company if (a) it is controlled by, (i) that other,
     (ii) that other and one or more persons or companies each of which is controlled by that other, or (iii) two or more persons or companies, each of which is controlled by that other; or (b) it is a subsidiary entity of a person or company that is the other's subsidiary entity.

SCHEDULE B

For the purposes of Part (c) of the Questionnaire, the following definitions are included for convenience:

     "FINANCIAL ASSETS" means cash and securities;

     "FULLY MANAGED ACCOUNT" means an account for which a person or company makes the investment decisions if that person or company has full discretion to trade in securities for the account without requiring the client's express consent to a transaction; and

     "RELATED LIABILITIES" means: (a) liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets; or
     (b) liabilities that are secured by financial assets.

          IN WITNESS WHEREOF, the undersigned has executed this Questionnaire as of the ________ day of March, 2005.

If a Corporation, Partnership or Other Entity:     If an Individual:


----------------------------------------------     -----------------------------
Print or Type Name of Entity                       Signature


----------------------------------------------     -----------------------------
Signature of Authorized Signatory                  Print or Type Name


----------------------------------------------
Type of Entity

                                    EXHIBIT C

                           TO BE CIRCULATED SEPARATELY

                                    EXHIBIT D

                                   EXHIBIT "D"

                          FORM OF OFFICER'S CERTIFICATE

To:     Points International Ltd.
        179 John Street
        8th Floor
        Toronto, ON M5T 1X4

And To: Computershare Trust Company of Canada
        Stock Transfer Services Department
        600, 530 8th Avenue S.W.
        Calgary, AB T2P 3S8

     The undersigned (A) represents that its proposed sale of ____________ common shares of Points International Ltd. ("Shares"), represented by certificate(s) number(s) _______________, to which this officer's certificate relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "1933 Act") and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the 1933 Act) of Points International Ltd., (2) the offer of such Shares was not or will not be made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was or will be executed on or through the facilities of The Toronto Stock Exchange or any other designated offshore securities market and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States and (3) neither the seller nor any person acting on its behalf engaged or will engage in any directed selling efforts in connection with the offer and sale of such Shares. Unless otherwise indicated, terms used herein have the meanings given to them by Regulation S under the 1933 Act.

     Dated:


                                                   By
                                                      --------------------------
                                                   Name:
                                                         -----------------------
                                                   Title:
                                                          ----------------------

                                                                  MARCH 25, 2005

                              DISCLOSURE SCHEDULES

                                 SCHEDULE 3.1(A)

                                  SUBSIDIARIES

           SUBSIDIARY                JURISDICTION       NATURE
--------------------------------   ---------------   -----------
Exclamation Inc.                       Ontario       Corporation
Points.com Inc.                        Ontario       Corporation
Exponential Entertainment Inc.         Ontario       Corporation
Points International (U.S.) Ltd.       Delaware      Corporation
Points International (U.K.) Ltd.   England & Wales   Corporation

As at the date hereof, all of the outstanding shares of each of the subsidiaries listed above are owned, beneficially, directly or indirectly, by the Corporation.

The outstanding shares of each of the subsidiaries listed above and held by the Corporation are pledged as security to Canadian Imperial Bank of Commerce ("CIBC") pursuant to a pledge agreement executed by the Corporation in favour of CIBC dated March 15, 2001 as amended on February 8, 2002 and are encumbered pursuant to a general security agreement executed by the Corporation in favour of CIBC dated March 15, 2001.

The outstanding shares of each of Points.com Inc. and Exponential Entertainment Inc. held by Exclamation Inc. ("XI") are pledged as security to CIBC pursuant to a pledge agreement executed by XI in favour of CIBC dated March 15, 2001 and are encumbered pursuant to a general security agreement executed by XI in favour of CIBC dated March 15, 2001.

                                 SCHEDULE 3.1(E)

                                    CONSENTS

Consent of Points Investments, Inc., an affiliate of InterActiveCorp, pursuant to section 7.1 (d) of the Investor's Rights Agreement between the Company, USA Interactive (now InterActiveCorp.) and Points Investments, Inc. dated April 11, 2003.

                                 SCHEDULE 3.1(F)

                     STOCK EXCHANGE INTEGRATED TRANSACTION

In connection with the sale by the Company of the Shares, the Company expects that, Points Investments, Inc., an affiliate of InterActiveCorp., will subscribe for and purchase one Series Four Preferred Share. The Series Four Preferred Share will be convertible into approximately 4,504,069 common shares or one Series Five Preferred Share. The Toronto Stock Exchange will treat the issuance of the Shares to the Purchasers and the issuance of the Series Four Preferred Share to Points Investments, Inc. as an integrated transaction.

                                 SCHEDULE 3.1(G)

                                 CAPITALIZATION

Capitalization

The authorized share capital of the Company may be amended on or prior to the Closing Date to create new series of preferred shares consisting of one share designated the Series Four Preferred Share and one share designated the Series Five Preferred Share. The terms of the Series Four Preferred Share are expected to be substantially identical to the Series Two Preferred Share with the exception that the Series Four Preferred Share will be convertible into approximately 4,504,069 common shares or one Series Five Preferred Share and the redemption amount for the Series Four Preferred Share will be based on its subscription price. The terms of the Series Four Preferred Share are expected to be substantially identical to the Series Three Preferred Share with the exception that the redemption amount for the Series Five Preferred Share will be based on the subscription price for the Series Four Preferred Share.

Rights Granted to Third Parties

Pursuant to the section 4.1(a) of the Investor's Rights Agreement between the Company, USA Interactive (now InterActiveCorp.) and Points Investments, Inc. dated April 11, 2003, pre-emptive rights have been provided to Points Investments, Inc. on behalf of itself and its affiliates including InterActiveCorp.

Pursuant to the Article 5.2(b) of the Investor's Rights Agreement, matching rights have been provided to Points Investments, Inc.

Obligations to Issue Securities of the Corporation

In connection with the sale by the Company of the Shares, the Company expects that, Points Investments, Inc., an affiliate of InterActiveCorp., will subscribe for and purchase one Series Four Preferred Share. The Series Four Preferred Share will be convertible into approximately 4,504,069 common shares or one Series Five Preferred Share.

Pursuant to a purchase miles and corporate miles program and services agreement dated May 9, 2002 between PCI and US Airways Inc. ("Airways"), PCI agreed to make available to Airways, subject to regulatory and board approvals, 315,000 Common Shares of the Corporation. Board and regulatory approvals have not been sought or obtained.

The Corporation has the following options, put rights, warrants and preferred share conversation rights currently outstanding:

     1. 4,307,748 Employee Stock Options pursuant to the Corporation's Stock Option Plan, dated June 24, 2004. There are an additional 1,581,478 options available to grant in the Corporation's Stock Option plan.

     2. 5,295,492 common shares issuable on the exercise of outstanding put rights.

     3. 762,334 common share purchase warrants. Pursuant to the Transaction, an additional 915,085 common share purchase warrants will be issued.

     4. 83,339,406 Common Share purchase warrants owned by Points Investments, Inc. ("PII Warrant"), an affiliate of InterActiveCorp. Pursuant to the Transaction, the PII Warrant will be exercisable to acquire and additional approximately 18,769,164 Common Shares, for an aggregate of approximately 102,108,570 Common Shares.

     5.   One Series One Preferred Share, convertible into one Common Share.

     6. One Series Two Preferred Share, convertible into 19,999,105 Common Shares or one Series Three Preferred Share.

     7. Pursuant to the private placement to Points Investments, Inc., one Series Four Preferred Share, convertible into approximately 4,504,069 Common Shares or one Series Five Preferred Share.

     8.   One convertible debenture, convertible into 18,908,070 Common Shares.

Adjustments, etc.

The issue and sale of the Shares will result in an adjustment to the number of common shares issuable and the price per share payable on the exercise of the warrant held by Points Investments, Inc. dated April 11, 2003. As at the date hereof and after giving pro forma effect to the issuance and sale of the Shares, the number of common shares issuable on the exercise of the warrant will increase from 83,339,406 to approximately 102,108,570 and the exercise price will decrease from $1.03 to $0.87. On April 12, 2005 and after giving proforma effect to the Transaction, the exercise price will increase from $0.87 to $0.97.

In connection with the sale by the Company of the Shares, the Company expects that, Points Investments, Inc., an affiliate of InterActiveCorp., will subscribe for and purchase one Series Four Preferred Share. The Series Four Preferred Share will be convertible into approximately 4,504,069 common shares or one Series Five Preferred Share.

Voting Agreement

The Company is party to a voting agreement with CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce dated February 8, 2002 pursuant to which CIBC agreed, so long as it owns or is entitled to acquire pursuant to the Convertible Debenture originally issued to it by Points on March 15, 2001 greater than 19.5% of the outstanding common shares (after giving pro forma effect to the conversion of the debenture), to restrict the number of common shares it may vote on resolutions of the holders of common shares to 19.5% of the votes that may be cast by all holders of common shares in the aggregate.

SCHEDULE 3.1(G) CONT'D.

Obligations to Issue Securities of the Subsidiary Points.com Inc.

2,114,898 stock options outstanding pursuant to Points.com Inc.'s stock option plan. The Corporation has granted to holders of these options put rights exercisable to acquire common shares of the Company having a fair market value equal to the fair market value equal to the common shares of Points.com so put. The Corporation has used a ratio of 2.5039 Common Shares per Points.com common share for this purpose.

In addition and subsequent to year end, three insiders conditionally exercised 1,572,325 stock options in Points.com and conditionally put the common shares acquired to the Corporation for 3,936,944 Common Shares. See the heading "PCI Option Extension" of the Corporation's 2004 Management Information Circular for additional information.

Points.com Inc. has issued 2,876,637 warrants to four loyalty program partners and 4,827,255 warrants to the Company. In addition, one loyalty program partner has the right to acquire 1,226,741 common shares of Points.com. Neither the Points.com warrants nor common shares have put rights.

                                 SCHEDULE 3.1(H)

                          CONTINUOUS DISCLOSURE REPORTS

Prior to May 30, 2002 the Corporation did not file with the British Columbia Securities Commission Form BC 51-901F which was, subject to certain exceptions, required to be filed on a quarterly basis.

                                 SCHEDULE 3.1(I)

                                MATERIAL CHANGES

Incurred Liabilities

MCI Managed Hosting Financial Services, "3rd tier web servers", Contract Date - March 23, 2005, term - 24 months, Set-up fee - US$7,328, Monthly recurring fee - US$8,094.

MCI Managed Hosting Financial Services, "Storage Array", Contract Date - March 23, 2005, term - 24 months, Set-up fee - US$1,125, Monthly recurring fee - US$8,265.

Two leases have recently expired and the Corporation is looking to purchase the equipment outright. The aggregate cost is expected to be under C$15,000.

Thin Data will perform consulting, web development, database integration, e-mail services for e-mail communication services. Term - 6 month. If either party does not terminate within 60 days of expiry, the contract renews for 1 year. Set-up fee - C$950, Monthly recurring fee - C$10,590

Transactions with Affiliates

Contemporaneous with the transactions contemplated by the Securities Purchase Agreement the Company expects to issue to Points Investments, Inc. one Series Four Preferred Share (see Schedule 3.l(g)).

                                 SCHEDULE 3.1(N)

                                 TITLE TO ASSETS

Liens

Pursuant to a pledge agreement executed by the Corporation in favour of Canadian Imperial Bank of Commerce ("CIBC") dated March 15, 2001 the Corporation has pledged to CIBC the securities of the Corporation's subsidiaries held by it and is obligated to pledge any such securities that it may acquire from time to time. In addition, pursuant to a general security agreement executed by the Corporation in favour of CIBC dated March 15, 2001, the Corporation has granted CIBC first ranking security over all of the assets of the Corporation including after acquired property.

Pursuant to a pledge agreement executed by Exclamation Inc. ("XI") in favour of Canadian Imperial Bank of Commerce ("CIBC") dated March 15, 2001, XI has pledged to CIBC the securities of XI's subsidiaries held by it and is obligated to pledge to CIBC any securities of XI's subsidiaries that it may acquire from time to time. In addition, pursuant to a general security agreement executed by XI in favour of CIBC dated March 15, 2001, XI has granted CIBC first ranking security over all of the assets of XI including after acquired property

                                 SCHEDULE 3.1(O)

                             PATENTS AND TRADEMARKS

TRILEGIANT CORPORATION

In August of 2002, Points.Com Inc. ("PCI"), along with other parties, received notice from America West Airlines ("America West") to the effect that America West had received correspondence in June 2002 alleging that America West was infringing on two patents held by Trilegiant Corporation ("Trilegiant") relating to integrated on-line interactive frequency and award redemption programs. The notice furnished by America West did not specifically allege that PCI was the root cause of any potential infringement by America West but merely indicated that PCI's technology may be implicated. PCI has investigated the matter, in the context of the services it provides to America West, and has determined that the services it provides to America West are not related to the patent infringement alleged by Trilegiant against America West. Trilegiant has not made any patent infringement allegations against PCI and management of PCI does not believe that there exists a factual basis for the making of any such allegation.

INFRINGEMENT ALLEGATION BY RICHARD POSTREL

In October 2003 Points International Ltd.'s legal counsel, Cowan, Liebowitz & Latman, P.C. ("CLL"), received notice from the legal counsel representing Richard Postrel that his patent application had been recently awarded U.S. Patent No. 6,594,640 (the "Postrel Patent") and that the Postrel Patent is relevant to the business of Points.com. In addition, Mr. Postrel's legal counsel recommended that Points should consider whether or not to take a license under the Postrel Patent.

Points has investigated the matter and acquired a legal opinion from CCL. On June 21, 2004, CCL provided Points with an opinion stating that neither the Points System (Patent Application No. 09/818,400) nor the MilePoint System (Patent Application No. 09/714,857) infringes the Postrel Patent.

                                 SCHEDULE 3.1(S)

                                  CERTAIN FEES

                                                                  COMMON SHARE
          ADVISOR             RELATIONSHIP       CASH FEE       PURCHASE WARRANTS
--------------------------   ---------------   --------------   -----------------
Merriman Curhan Ford & Co.   Placement Agent   up to $700,000       up to 825,000
Michael Young                Consultant        up to $200,000             148,870
                                               --------------       -------------
                                               up to $900,000       up to 973,870

                                 SCHEDULE 3.1(U)

                               REGISTRATION RIGHTS

Certain registration rights have been provided to CIBC Capital Partners pursuant to an Amended and Restated Convertible Debenture (the "CIBC Debenture") in the original principal amount of $6,000,000 issued by the Corporation on March 15, 2001 and amended and restated on February 8, 2002.

Pursuant to Article III of the Investor's Rights Agreement between the Company, USA Interactive (now InterActiveCorp.) and Points Investments, Inc. dated April 11, 2003, registration rights have been provided to Points Investments, Inc.

                                SCHEDULE 3.1(CC)

                                   ACCOUNTANTS

The Company's auditors are Mintz & Partners LLP, of Toronto, Ontario Canada. Mintz & Partners are independent accountants, as required by the Canada Business Corporations Act and Canadian Securities Laws and registered with the Canadian Public Accountability Board.

                                  SCHEDULE 4.7

                                 USE OF PROCEEDS

In addition to working capital purposes, the proceeds of the offering will be used:

- to satisfy outstanding obligations to MilePoint, Inc. in connection with the previous acquisition of the Company of the assets of MilePoint, Inc., as follows: $400,000 on each of March 30, 2005, September 30, 2005 and March 30, 2006.

- to satisfy outstanding obligations to Lex Rex Corporation pursuant to a loan dated August 2004 in the amount of $107,000 due March 1, 2008 bearing interest at 10% per annum and payable in monthly instalments of $2,946.47 (total $106,073 remaining).